UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

On March 7, 2017 DBRS Ratings Limited and DBRS Inc (collectively DBRS) have assigned BBVA a new rating, called Issuer Rating, of A with stable trend.

This action follows DBRS’ decision to assign an Issuer Rating to several European entities where they had not been assigned previously.

The Issuer Rating is assigned based on a bank’s fundamentals that are reflected in its Intrinsic Assessment and are typically at the same level as the Senior Debt Rating of the bank and also carry the same trend.

Therefore, after this action, the former BBVA’s Issuer & Senior Debt Rating (A, stable trend) has been broken down into two individual ratings:

•	BBVA Issuer Rating (A, stable trend).

•	BBVA Senior Debt Rating (A, stable trend).

Madrid, March 8, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 8, 2017	By: /s/ Gloria Couceiro Justo
Name: Gloria Couceiro Justo
Title: Head of Investor Relations